

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 7, 2009

Mr. Stéphane-Paul Frydman, Chief Financial Officer
Compagnie Générale de Géophysique-Veritas
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris   FRANCE

>   **Re: Compagnie Générale de Géophysique-Veritas**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed April 22, 2009**
>   **File No. 1-14622**

Dear Mr. Frydman:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Chris White
                                        Branch Chief